02032930 UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Announcement pertaining to retirement of two senior officers.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 24, 2002

By ____________________________

Name: Donald E. Longenecker

Title: President & COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

EMBARGOED – FOR RELEASE BEFORE MARKET
NEWS RELEASE
MAY 24, 2002

ANGIOTECH ANNOUNCES RETIREMENT OF TWO SENIOR OFFICERS

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced the retirement of Thomas S. Spencer, PhD, chief scientific officer, and David E. Hartnett, MSc, MBA, senior vice-president of operations.

Thomas Spencer joined Angiotech in 1998 with over 20 years of experience in the areas of research and development at various pharmaceutical and biotechnology companies. His departure at the end of May will complete his four years at Angiotech and round off an extensive career. Dr. Spencer plans to enjoy more personal time with his family in Bellingham, WA.

David Hartnett joined Angiotech in 1996 with over 20 years of experience in the pharmaceutical and biotechnology industry. As senior vice-president of operations, Mr. Hartnett was responsible for Angiotech's operations, including all laboratory facilities, quality control, quality assurance, and manufacturing. Mr. Hartnett will depart at the end of June to spend his time with family in Seattle, WA.

"David and Tom have been tremendous assets to Angiotech, building its foundations and developing its products and people. We are grateful for the opportunity to have worked together and wish them all the best in their well-deserved retirement," said William L. Hunter, MD, MSc, chairman and chief executive officer of Angiotech. "Both Tom and David will be actively involved in the transition period and the recruitment of their successors."

Until successors are hired, Dr. Hunter will act as interim chief scientific officer and Donald E. Longenecker, PhD, president and chief operating officer will continue to oversee day-to-day operations.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or devlopments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:
Rui Avelar (investors)
Cindy Yu (media)
Phone: (604) 221-7676 Web: www.angiotech.com Email: info@angio.com